SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

REDPOINT BIO CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

09060J106

(CUSIP Number)

F. Raymond Salemme

President and Chief Executive Officer

Redpoint Bio Corporation

7 Graphics Drive

Ewing, New Jersey 08628

(609) 637-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106

1.	Name of Reporting Person. F. Raymond Salemme

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,027,401

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,027,401

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,027,401

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.96%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This filing on Schedule 13D relates to the shares of common stock (“Common Stock”), $0.0001 par value per share, of Redpoint Bio Corporation, a Delaware corporation (the “ Issuer ”), whose principal executive offices are located at 7 Graphics Drive, Ewing, New Jersey 08628.  The Reporting Person (as defined below) is filing this Schedule 13D to report information regarding the number and interests of securities of the Issuer beneficially owned by him.

Item 2.	Identity and Background

(a) This report is filed by F. Raymond Salemme, an individual (the “Reporting Person”).

(b), (c) and (f) The Reporting Person, with a business address of 7 Graphics Drive, Ewing, New Jersey 08628, is a U.S. citizen, whose principal occupation is acting as the Issuer’s President and Chief Executive Officer.  The Reporting Person is also a member of the Issuer’s board of directors.

(d)  The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Considerations

The Reporting Person’s beneficial ownership of shares of the Common Stock described in this Schedule 13D (the “Shares “) was acquired through grants of stock options by the Issuer in connection with the employment of the Reporting Person as director and President and Chief Executive Officer of the Issuer.  The Reporting Person also purchased shares of Common Stock in open market transactions in 2008.  No funds or other consideration were used by the Reporting Person to purchase any Common Stock of the Issuer within the past sixty (60) days.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock reported as beneficially owned herein for investment purposes and as equity awards for service as a director or officer of the Issuer.  The Reporting Person is filing this Schedule 13D pursuant to relevant SEC rules and staff interpretations to report his beneficial ownership of the shares of Common Stock.  The Reporting Person did not otherwise acquire any beneficial ownership of the shares of Common Stock during the past sixty days.

The Reporting Person is director and President and Chief Executive Officer of the Issuer.  In his capacity as director and President and Chief Executive Officer, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction.

Other than as disclosed in this Item 4 and other than in the Reporting Person’s capacity as director and President and Chief Executive Officer of the Issuer, the Reporting Person does not currently have plans or proposals that relate to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)             At the close of business on February 9, 2011, the Reporting Person may be deemed to have sole beneficial ownership interest in 5,027,401 shares of Common Stock of the Issuer, consisting of: (i) 530,353 shares of Common Stock, and (ii) 4,497,048 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of February 9, 2011, which collectively constitute approximately 5.96% of the shares of Common Stock outstanding.  The aggregate percentage is based upon 79,846,893 shares of Common Stock outstanding as of February 9, 2011, as communicated by the Issuer to the Reporting Person.  At the close of business on February 9, 2011, the Reporting Person has sole power to vote or to direct the vote of 5,027,401 shares of Common Stock and has sole power to dispose of or to direct the disposition of 5,027,401 shares of Common Stock.

(c)                                  Except as set forth herein, the Reporting Person has not effected any transactions in shares of Common Stock of the Issuer in the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ F. Raymond Salemme
F. Raymond Salemme